October 20, 2016

Mr. Craig Arakawa

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, Northeast

Washington, DC 20549

Re:	Concha y Toro Winery, Inc. Form 20-F for the Fiscal Year Ended December 31, 2015 Filed May 11, 2016 File No. 001-13358

Dear Mr. Arakawa,

On behalf of Viña Concha y Toro S.A. (the “Company”), we are responding to your letter dated October 5, 2016, regarding the review of the above-referenced filing. Based on a telephonic discussion on October 19, 2016, between Jessica Munitz of Latham & Watkins LLP, counsel to the Company, and Linda Cvrkl of the Staff of the Division of Corporation Finance (the “Staff”), we hereby confirm that the Company expects to respond to the Staff's comment letter on or before November 3, 2016.

If you have any questions or comments with regard to this response or other matters, please call Patricio Garreton Kreft or Gregorio Binda Vergara or the undersigned at (56-2) 2476-5768 or (56-2) 2476-5923.

Very truly yours,

/s/ Osvaldo Solar Venegas

Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.